October 25, 2007

Mr. Daniel L. Gordon
Branch Chief
United States of America
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Mr. Gordon:

In response to your letter of October 1, 2007 regarding:

     SPAR Group, Inc.
     Form 10-K for the period ended December 31, 2006
     Filed April 2, 2007
     File No. 0-27408

We acknowledge:

•	That the company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.

•	That the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Our responses to your inquiries are listed in the order and numbered to correspond to your letter dated October 1, 2007:

Report of Independent Registered Public Accounting Firm, page F1

1.

Rehmann Robson indicates that their audit opinion is based solely on the reports of other auditors for certain of our subsidiaries. You have correctly indicated that certain of the referenced auditing firms, particularly the auditing firms for SPAR Turkey, LTD. (SPAR Alan Pazarlama Hizmetleri Limited Sirketi); SPAR Solutions India Private Limited and UAB SPAR RSS Baltic, are not registered with the PCAOB.

        Rule 2001 indicates “ … each public accounting firm that-

(a)	prepares or issues any report with respect to any issuer; or
(b)	plays a substantial role in the preparation or furnishing of an audit report with respect to any issuer must be registered with the Board”.

Daniel L. Gordon
Securities and Exchange Commission
October 25, 2007

PCAOB Release No. 2003-007 Appendix 3 indicates that Rule 1001 (p) (ii) defines “Play a Substantial Role In the Preparation or Furnishing of an Audit Report” to mean (1) to perform material services that a public accounting firm uses or relies on in issuing all or part of its report with respect to any issuer, or (2) to perform the majority of audit procedures with respect to a subsidiary or component of any issuer the assets or revenues of which constitute 20% or more the consolidated assets or revenues of such issuer necessary for the principal accountant to issue an audit report on the issuer.

As the table below illustrates none of the auditors relied on by Rehmann Robson played a substantial role as defined above, and accordingly do not need to be registered with the PCAOB.

		% of		% of
	2006	Consolidated	2006	Consolidated
SPAR Affiliate and Auditor	Assets	Total Assets	Revenue	Total Revenue

SPAR Alan Pazarlama Hizmetleri Limited Sirketi	$ 63,921	0.35%	$ 311,430	0.54%
Gurele Yeminli Mali Musavirlik A.S.

SPAR Solutions Merchandising Private Limited	$ 787,703	4.36%	$ 2,027,766	3.54%
Nagesh Behl & Co.

UAB SPAR RRS Baltic	$ 160,612	0.89%	$ 441,638	0.77%
UAB, Rezultatas

Note 2. Summary of Significant Accounting Policies

Principals of Consolidation, page F-14

2 and 3.

On November 10, 2005 the company submitted its analysis regarding the application of FIN 46R to our 51% owned South African subsidiary to the United States Securities and Exchange Commissions Office of the Chief Accountant. Due to the potential materiality of the International operations, the Company requested the staff review the issue of consolidating the 51% owned South African subsidiary and sought the Staff’s concurrence with the Company's position that the consolidation of the South African subsidiary is appropriate.

Subsequent to the submission on January 10, 2006, a conference call was held between Tim Kviz, Brian Roberson and Louise Dorsey from the SEC and Jim Segreto and me, from the company. On that call, the SEC participants recommended that rather than seek a formal opinion from the SEC we should resolve the treatment with our outside auditing firm, Rehmann Robson. The SEC participants stated that if a formal opinion was desired, the Company would be required to utilize the Submission Protocol on the SEC website and would have to send additional information.

Subsequent to the call, as recommended by the SEC, the Company and our outside auditing firm, Rehmann Robson agreed to the consolidation of our 51% owned South African subsidiary and therefore the submission and further information were not necessary. For each of our 51% owned corporate joint ventures, it was determined that consideration of the Interpretation was required by paragraph 4 (h) (3) by virtue of our explicit variable interest (the 51% equity investment). In accordance with paragraph 5, they were each considered to be variable interest entities because in each case their total equity investment at risk was not sufficient to permit the entity to finance its activities without additional financial support, as defined in the interpretation. Finally, in each case, it was determined that after considering all of the factors as described by paragraph 17 that SPAR was the primary beneficiary. Please see the attached memorandum that was prepared at the time of our decision and was sent to the SEC in connection with our inquiry in November 2005.

Daniel L. Gordon
Securities and Exchange Commission
October 25, 2007

4.

For both of the 50% corporate joint ventures our analysis was essentially the same as that for items 2 and 3 above, except that both of the 50% joint ventures also have and additional explicit variable interest in the form of a royalty agreement, which when taken into account with the 50% equity investment, caused us to conclude that SPAR was the primary beneficiary.

5.

For the year ended December 31, 2005, we consolidated the balance sheet of SPAR FM Japan at September 30, 2005 and the results of operations for the year then ended. In the fall of 2005, SPAR FM’s Board of Directors decided to change SPAR FM’s year end to December 31. At that time it was determined to engage Ernst & Young (SPAR FM’s regular independent auditor) to audit the three month period from October 1, 2005 through December 31, 2005 and to also audit the new fiscal year ending December 31, 2006. The financial results of three month period from October 1, 2005 to December 31, 2005, was not material with respect to either consolidated revenue ($1,352,238 or 2.4%) or consolidated income ($8,232 or 1%). Since the financial results were not material, we decided to include the previously unreported audited three months with the audited year ended December 31, 2006, as opposed to restating the prior financial statements. We believed this treatment to be appropriate and clearer to the readers of our financial statements. We also made full disclosure of these items in Form 10-K for the period ended December 31, 2006 and the Forms 10-Q filed for the subsequent quarters.

Note 7 – Commitments and Contingencies, page F-26

6.

FASB 5 paragraph 17 is the existing guidance regarding gain contingencies. It is our opinion that this citation does not apply because the initial litigation is a fully resolved matter in which the company was awarded a net judgment of $1,307,700. The jury award was in two pieces. One portion was an award to Safeway for $5,235,579 and the second portion was an award to the company for $6,543,279. Subsequently, the trial judge combined the awards to a net award of $1,307,700 in favor of the company. The judgment was filed with the court on August 14, 2006. The judgment accrues interest from the date of filing at 10% per annum. Further, the judge stated on the record that he did not believe Safeway had a basis for an appeal against the company. In fact, the judge stated on the record that if there was a basis for an appeal, it was in favor of the company. Safeway filed a required bond on December 13, 2006 in an amount not to exceed $2,060,041 to cover the entire $1,307,700 judgment plus any future accrued interest. At the time we decided to record the $1,307,700 as other income, the company considered the facts that a jury award was made, a judgment was filed and in our legal counsel’s opinion, the company will receive at least $1,307,700 plus interest. It is our opinion that if any gain contingency exists, it is for an additional $5,235,579, which is the amount that was awarded to Safeway and is the subject of our appeal. In addition, the company recorded all of the 2006 litigation costs incurred in its financial statements in 2006 and it is our belief that the financial statements would not be fairly presented if we did not record the judgment. Once again the company made full disclosure of this item in our financials in the Forms 10-Q filed for the quarters ended June 30, 2006 and thereafter as well as in the Form 10-K filed for the period ended December 31, 2006.

Daniel L. Gordon
Securities and Exchange Commission
October 25, 2007

Hopefully the above satisfies any questions you may have. If you have further questions, please contact me at 914-332-4100.

Sincerely,

Charles Cimitile

Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 1, 2007

Via U.S. Mail and Fax (914) 332-0741
Mr. Charles Cimitile
Chief Financial Officer
SPAR Group, Inc.
580 White Plains Rd., Suite 250
Tarrytown, NY 10591

Dear Mr. Cimitile:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. The audit report of your principal auditor as of December 31, 2006 and for the three years then ended, states that with respect to certain subsidiaries and affiliates, their audit opinion is based solely on the reports of the other auditors. Several of the other auditors are not registered with the Public Company Accounting Oversight Board (United States). According to our records, these auditors were also not registered at the dates of their

Mr. Charles Cimitile
SPAR Group, Inc.
October 1, 2007
Page 2

respective opinions, nor have they been credentialed by the United States Securities and Exchange Commissions Office of the Chief Accountant. Please amend your filing to include audit reports from registered and credentialed firms for SPAR Alan Pazarlama Hizmetleri Limited Sirketi, SPAR Solutions Merchandising Private Limited, and UAB "SPAR RRS BALTIC" or tell us why this is not necessary. Refer to Public Company Accounting Oversight Board AS-1 and Rules 1001 and 2100.

Note 2. Summary of Significant Accounting Policies

Principals of Consolidation, page F-14

2. We note that in November 2005 you wrote to the United States Securities and Exchange Commissions Office of the Chief Accountant regarding the application of FIN 46R to your 51% owned South African joint venture. Our records indicate that you were asked to provide additional information. Please tell us how this matter has been resolved.

3. In addition please tell us how you determined that the remaining joint ventures where you own 51% should be consolidated in accordance with FIN 46(R).

4. It appears that you own 50% of two subsidiaries and you have determined that you should consolidate based on FIN 46(R). Please provide us with a complete FIN 46(R) analysis for both of these entities. Tell us how it was determined that they were VIE's and then tell us how you determined that you were the primary beneficiary.

5. Tell us how you determined that it is appropriate to include 15 months of operations for your Japanese subsidiary. Please cite the accounting literature that you are relying upon.

Note 7 – Commitments and Contingencies, page F-26

6. Please revise to remove the recognition of the $1.3 million settlement in your favor from other income. It appears that this is not certain as both parties are seeking appeal. For reference see paragraph 17 of SFAS 5.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Charles Cimitile
SPAR Group, Inc.
October 1, 2007
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief

SPAR Group

Merchandising • Database Marketing • Marketing Intelligence • Teleservices • Information

Services Defined by the Return They Generate

November 10, 2005

Donald T. Nicolaisen
Chief Accountant
Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-1103

Dear Mr. Nicolaisen:

Attached please find an analysis of the consolidation of SPAR's South Africa subsidiary. We would appreciate the Staff's review of the analysis and their concurrence with the consolidation of the South African subsidiary. Please contact me with any questions or comments you have.

Thank you for your assistance in this matter.

Sincerely,

Charles Cimitile

Charles Cimitile
Chief Financial Officer

Cc: Carol Stacey
Deputy Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0410

Using Tomorrow's Tools to Solve Today's Challenges

SPAR Group, Inc. Corporate Office • 580 White Plains Road • Tarrytown, NY 10591
Phone: 914.332.4100 • Fax: 914.332.0741 • Email: servingyou@sparinc.com • Website: www.sparinc.com

SPAR Group, Inc.

Analysis of Accounting for

SPAR Group's Investment in Corporate Joint Ventures

November 10, 2005

Prepared by Charles Cimitile, Chief Financial Officer

Introduction

SPAR Group, Inc., a Delaware corporation ("SPAR" or the "Company"), is a supplier of merchandising and other marketing services both throughout the United States and internationally. The Company's operations are divided into two divisions, the Domestic Merchandising Services Division and the International Merchandising Services Division. The Domestic Merchandising Services Division provides merchandising services, product demonstrations, product sampling, database marketing, teleservices and marketing research to manufacturers and retailers with product distribution primarily in mass merchandisers, drug chains and grocery stores in the United States. The International Merchandising Services Division was established in July 2000 to provide merchandising services to the rest of the world and currently provides merchandising services or has an agreement to provide merchandising services in Japan, Canada, Turkey, India, South Africa, Romania, China and Lithuania.

The Company's international model is to "partner" with local merchandising companies and combine their knowledge of the local market with the Company's proprietary software and expertise in the merchandising business. In 2001, the Company and a leading Japanese based distributor established a 50% owned joint venture to provide the latest in-store merchandising services to the Japanese market. In 2003, the Company expanded its international presence to Canada, by acquiring the business of a Canadian merchandising company, and Turkey, by entering into a 51% owned start-up joint venture subsidiary. In 2004, the Company established 51% owned joint venture subsidiaries in India, South Africa and Romania. In 2005, the Company recently announced the formation of a 50% owned joint venture in China and a 51% owned joint venture subsidiary in Lithuania.

For the year ending December 31, 2004, the Company consolidated all of its joint venture subsidiaries and joint ventures. The Company continues to do so in 2005. While the financial results of the joint ventures are not considered material for 2004 or 2005, the Company plans to increase its international operations and expects that future financial results of its joint ventures will be material. The Company has structured its foreign investments utilizing two models one in which the Company owns 50% of the stock and the other in which the Company owns 51% of the stock. The two 50% owned joint ventures are similarly structured and all of the 51% owned joint venture subsidiaries are similarly structured. The Company requests the Staff review the issue of consolidating

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the 51% owned South African joint venture subsidiary and requests the Staff's concurrence with the Company's position that the consolidation of the South African joint venture subsidiary is appropriate.

SPAR's Domestic and International Merchandising Services Business

The Company's Domestic Merchandising Services Division provides nationwide merchandising and other marketing services to home entertainment, general merchandise, health and beauty care, consumer goods and food products companies in mass merchandisers, drug chains and retail grocery and convenience stores in the United States. Merchandising services primarily consist of regularly scheduled dedicated routed services and special projects provided at the store level for a specific retailer or multiple manufacturers primarily under single or multi-year contracts or agreements. Services also include stand-alone large-scale implementations such as new store openings, new product launches, special seasonal or promotional merchandising, focused product support and product recalls. These services may include sales enhancing activities such as ensuring that client products authorized for distribution are in stock and on the shelf, adding new products that are approved for distribution but not presently on the shelf, setting category shelves in accordance with approved store schematics, ensuring that shelf tags are in place, checking for the overall salability of client products and setting new and promotional items, placing and/or removing point of purchase and other related media advertising. Specific in-store services can be initiated by retailers or manufacturers, and include new store openings, new product launches, special seasonal or promotional merchandising, focused product support and product recalls. In 2003, the Company added in-store product demonstration and in-store product sampling services to its merchandising service offerings. Marketing services consist of database marketing, teleservices and marketing research.

In July 2000, the Company established its International Merchandising Services Division, through a wholly owned subsidiary, SPAR Group International, Inc. ("SGI"), to focus on expanding its merchandising services business worldwide. The Company believes that the current trend in business is globalization. As companies expand into foreign markets they will need assistance in marketing their products. As evidenced in the United States, retailer and manufacturer sponsored merchandising programs are both expensive and inefficient. The Company also believes that the difficulties encountered by these programs are only exacerbated by the logistics of operating in foreign markets. This environment has created an opportunity for the Company to exploit its Internet-based technology and business model that are successful in the United States. The International Merchandising Services Division was established to cultivate foreign markets, modify the necessary systems and implement the Company's business model worldwide by expanding its merchandising services business off shore. The Company formed an International Merchandising Services Division task force consisting of members of the Company's information technology, operations and finance groups to evaluate and develop foreign markets. Key to the Company's international strategy is the translation of several of its proprietary Internet-based logistical, communications and reporting software applications into the native language of any market the Company

Page 2 of 2

enters. As a result of this requirement for market penetration the Company has developed translation software that can quickly convert its proprietary software into various languages. Through its computer facilities in Auburn Hills, Michigan, the Company provides worldwide access to its proprietary logistical, communications and reporting software. The Company has personnel in Greece and Australia to assist in its international efforts. The Company's international model is to "partner" with local merchandising companies and combine their knowledge of the local market with the Company's proprietary software and expertise in the merchandising business. In 2001, the Company and a leading Japanese based distributor established a 50% owned joint venture to provide the latest in-store merchandising services to the Japanese market. In 2003, the Company expanded its international presence to Canada, by acquiring the business of a Canadian merchandising company, and to Turkey, by entering into a 51% owned start-up joint venture. In 2004, the Company established 51% owned joint venture subsidiaries in India, South Africa and Romania. In 2005, the Company recently announced the formation of a 50% owned joint venture in China and a 51% owned joint venture subsidiary in Lithuania. In each joint venture, the Company and its joint venture partner enter into a Joint Venture Shareholders Agreement (the "Agreement"). Typically the Agreement provides that each shareholder will have an equal number of directors, there can not be a quorum for a Board of Directors meeting unless a majority of the directors are present, "important matters" must be approved by a majority of the directors and Shareholder vote quorums and approvals must be in excess of the Company's shares. A copy of the South African Joint Venture Agreement is included for your review.

From 2001 through 2003, based upon the Company's 50% ownership, the Company accounted for Japan utilizing the equity method. In 2004, as a result of a license amendment that the Company believes made it the primary beneficiary, as defined in FIN 46(R), the Company began consolidating the Japan joint venture. Canada, being a totally owned subsidiary, has been consolidated in the Company's financial statements since its acquisition in 2003. The Turkey and South Africa joint venture subsidiaries began operations in the second quarter ending June 30, 2004, and the India joint venture began operations in the third quarter of 2004. These joint ventures are 51% owned subsidiaries and as such were consolidated in the Company's financial statements since they began operations. The joint venture in China and the joint venture subsidiary in Lithuania are expected to be operational in the fourth quarter of 2005.

Since the establishment of its International Merchandising Services Division in July 2000, the Company has focused on expanding its international business. The Company believes that the proprietary software it has developed provides it with a competitive advantage and in certain cases has used its software as "currency" in "partnering" with local entrepreneurs overseas. In South Africa, the Company contributed its software while the local joint venture partner contributed existing customers to the joint venture. The Company has been in the merchandising business in the United States since at least 1986. Domestically, the industry has become very competitive with many small merchandising companies competing for the business. The Company believes that with more and more companies expanding globally there is a great need for international merchandising. The Company also believes that if it can penetrate foreign markets in

Page 3 of 3

their infancy, its technology will allow it to garnish a significant share of the market early on and become the dominant merchandising company in that country. It is the Company's strategy to have operations in as many countries as possible so that it can provide a global merchandising program to global retailers and/or manufactures. To this end, the Company will continue with its current business model and expand into different countries by "partnering" with local companies through joint ventures. Since July 2000, the Company has entered into seven joint ventures throughout the world. It is currently doing business in six countries in addition to the United States and expects to begin doing business in two more during this quarter. It is currently in conversations with at least three additional potential partners in three additional countries. The Company attempts to obtain a 51% ownership in all its joint venture subsidiaries but two of its largest potential markets, Japan and China, are 50% owned.

Consolidation of 51% owned South African subsidiary

The South African joint venture is 51% owned and is therefore a subsidiary of the Company. The Company was required to contribute 51% of the equity for this subsidiary. The South African subsidiary has subordinated debt and the Company was required to contribute 51% of this debt. The subsidiary was a start up company that began operations in April 2004. The Company contributed its proprietary software and on going support of up to three thousand (3,000) hours to the venture and the South African partners contributed their customer contracts. For 2004, South African sales totaled approximately $3.8 million and the Company's share of the respective losses was approximately $42,000. At December 31, 2004, the total assets of the South African subsidiary were approximately $649,000, total liabilities (including minority interest) were $711,000 and the total deficit was $62,000. It can be reasonably expected that the South African joint venture subsidiary will require additional cash infusions and SPAR will contribute 51% of these infusions. Currently SPAR expects to contribute additional cash to this subsidiary in the latter part of 2005.

The basis for consolidation of the 51% owned South African joint venture subsidiary is FASB Interpretation No. 46 (revised December 2003)("FIN 46(R)") as well as REGULATION S-X.

FIN 46 (R)

Applicable excerpts of FIN 46(R)

Paragraph 4 of FIN 46(R):

4. This interpretation clarifies the application of ARB 51 and replaces Interpretation 46. With the following exceptions, this Interpretation applies to all entities:

   h. An entity that is deemed to be a business under the definition in Appendix C need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist (however, for entities that are excluded by this

Page 4 of 4

provision of this Interpretation, other generally accepted accounting principles should be applied):

(3) The reporting enterprise and its related parties provide more than half of the total equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests of the entity.

Paragraph 9 of FIN 46(R) Interpretation, Expected Losses:

9. An equity investment at risk of less than 10 percent of the entity's total assets shall not be considered sufficient to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient. The demonstration that equity is sufficient may be based on either qualitative analysis or quantitative analysis or a combination of both. Qualitative assessments, including but not limited to the qualitative assessments described in paragraphs 9(a) and 9(b), will in some cases be conclusive in determining that the entity's equity at risk is sufficient. If, after diligent effort, a reasonable conclusion about the sufficiency of the entity's equity at risk cannot be reached based solely on qualitative considerations, the quantitative analyses implied by paragraph 9(c) should be made. In instances in which neither a qualitative assessment nor a quantitative assessment, taken alone, is conclusive, the determination of whether the equity at risk is sufficient shall be based on a combination of qualitative and quantitative analyses.

a. The entity has demonstrated that it can finance its activities without additional subordinated financial support.
b. The entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support.
c. The amount of equity invested in the entity exceeds the estimate of the entity's expected losses based on reasonable quantitative evidence.

Paragraph 5 of FIN 46(R) Interpretation, Variable Interest Entities:

5. An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in *a, b or c* exist:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:

(1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights.

(2) Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities.

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(3) Does not include amounts financed for the equity investor (for example, by fees, charitable contributions, or other payments), unless the providers is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

(4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

Paragraphs 9 and 10 discuss the amount of the total equity investment at risk that is necessary to permit an entity to finance its activities without additional subordinated financial support.

Paragraph 14 of FIN 46(R) Consolidation Based on Variable Interests:

14. An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. An enterprise shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a variable interest entity's expected losses, receive a majority of the entity's expected residual returns, or both. If one enterprise will absorb a majority of a variable interest entity's expected losses and another enterprise will receive a majority of that entity's expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.

Company's Conclusion regarding FIN 46(R)

It is the Company's opinion that according to *FIN 46(R)*:

1. The Company provided more than half of the total of the equity, subordinated debt and other forms of subordinated financial support to the South African joint venture subsidiary and expects to contribute more than half of the future subordinated financial support. Therefore, the subsidiary is not exempt under *Paragraph 4 of FIN 46(R)* and must be evaluated to determine if it is a variable interest entity.

2. The equity investment in the subsidiary is less than 10 percent of the entity's total assets and therefore in accordance with *Paragraph 9 of FIN 46(R) Interpretation, Expected Losses*, is not sufficient to finance its activities without subordinated financial support in addition to the equity investment.

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3. The total equity investment at risk in the subsidiary is not sufficient to permit the subsidiary to finance its activities without additional subordinated financial support provided by any parties, including equity holders. Therefore, the subsidiary is a variable interest entity and is subject to consolidation under *Paragraph 5 of FIN 46(R) Interpretation, Variable Interest Entities.*

4. The Company will absorb a majority of the subsidiary's expected losses and receive a majority of the joint ventures' expected residual returns. Therefore, the Company is the primary beneficiary and the subsidiaries should be consolidated in the Company's financial statements under *Paragraph 14 of FIN 46(R) Consolidation Based on Variable Interests*.

Applicable excerpts of REGULATION S-X

Reg. § 210.1-02 Definitions of terms used in Regulation S-X (17 CFR part 210).

Unless the context otherwise requires, terms defined in the general rules and regulations or in the instructions to the applicable form, when used in Regulation S-X (this part 210), shall have the respective meanings given in such instructions or rules. In addition, the following terms shall have the meanings indicated in this section unless the context otherwise requires.

(g) Control. The term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.

(n) Majority-owned subsidiary. The term majority-owned subsidiary means a subsidiary more than 50 percent of whose outstanding voting shares is owned by its parent and/or the parent's other majority-owned subsidiaries.

(x) Subsidiary. A subsidiary of a specified person is an affiliate controlled by such person directly, or indirectly through one or more intermediaries.

Reg. § 210.3A-02 Consolidated financial statements of the registrant and its subsidiaries.

In deciding upon consolidation policy, the registrant must consider what financial presentation is most meaningful in the circumstances and should follow in the consolidated financial statements principles of inclusion or exclusion which will clearly exhibit the financial position and results of operations of the registrant. There is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one entity directly or indirectly has a controlling financial interest in another entity. Other particular facts and circumstances may require combined financial statements, an equity method of accounting, or valuation allowances in order to achieve a fair presentation. In any case,

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the disclosures required by §210.3A-03 should clearly explain the accounting policies followed by the registrant in this area, including the circumstances involved in any departure from the normal practice of consolidating majority owned subsidiaries and not consolidating entities that are less than majority owned. Among the factors that the registrant should consider in determining the most meaningful presentation are the following:

(a) Majority ownership: Generally, registrants shall consolidate entities that are majority owned and shall not consolidate entities that are not majority owned. The determination of majority ownership requires a careful analysis of the facts and circumstances of a particular relationship among entities. In rare situations, consolidation of a majority owned subsidiary may not result in a fair presentation, because the registrant, in substance, does not have a controlling financial interest (for example, when the subsidiary is in legal reorganization or in bankruptcy, or when control is likely to be temporary). In other situations, consolidation of an entity, notwithstanding the lack of technical majority ownership, is necessary to present fairly the financial position and results of operations of the registrant, because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock.

Company's Conclusion regarding Regulation SX

It is the Company's opinion that Regulation S-X is very specific in its definition of a majority owned subsidiary in *Reg. § 210.1-02 Definitions of terms used in Regulation S-X (17 CFR part 210)* sub paragraph(n) and the requirement to consolidate in *Reg. § 210.3A-02 Consolidated financial statements of the registrant and its subsidiaries* sub paragraph (a). Therefore, since the Company owns 51% of the voting stock of the South African joint venture subsidiary, according to Regulation S-X the subsidiary should be consolidated in the Company's financial statements.

In addition to the reasons discussed earlier, the Company believes that accounting for the 51% owned South African subsidiary under the equity method would not present fairly the financial position and results of operations of the Company. Even though the net impact to the profit and loss for any given period is the same under the equity method or consolidation, the components of the profit and loss statement are significantly different. Under the equity method, the Company would show only the net loss as an "Other Expense" or "Loss on Investments". The profit and loss statement would not reflect the sales growth in the international area, and the reader would not be able to truly assess the success or failure of the Company's South African efforts. More importantly, the Company's balance sheet would not be fairly presented. As discussed earlier, at December 31, 2004, the Company has consolidated the South Africa subsidiary. Had the Company employed the equity method at December 31, 2004, the Company would have only shown an investment of $(42,000) in the subsidiary and a note receivable of approximately $243,000. There would be zero liabilities recorded. Therefore, at December 31, 2004, assets would be understated by approximately $448,000 and

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liabilities would be understated by approximately $711,000. This situation would only be exacerbated as the international business continues to grow as the Company expects.

Reg. § 210.3A-02 Consolidated financial statements of the registrant and its subsidiaries states:

> "In deciding upon consolidation policy, the registrant must consider what financial presentation is most meaningful in the circumstances and should follow in the consolidated financial statements principles of inclusion or exclusion which will clearly exhibit the financial position and results of operations of the registrant. There is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one entity directly or indirectly has a controlling financial interest in another entity."

The Company believes consolidation of the 51% owned South African subsidiary is most meaningful and most clearly exhibits the financial position and results of operations of the Company. Therefore, the Company believes the 51 % owned subsidiaries should be consolidated in the Company's financials.

Summary

In 2000, when the Company established the International Merchandising Services Division, the Company had domestic sales of $81.5 million and zero international sales. In 2004, the Company has domestic sales of $43.2 million and international sales (including Canada) totaling $8.1 million. Clearly, international sales have become a significant part of the business, and international operations will be even more significant in 2005 and beyond with the addition of China, Romania and Lithuania, a full year of operations in Turkey, India and South Africa, the expected growth of Japan and the Company's expansion plans. While the issue of consolidation of the joint ventures versus accounting for them under the equity method may not be material in 2004 or 2005, the Company expects the international results to be material in the future and believes consolidation of the international subsidiaries and joint ventures will be crucial for the fair presentation of the financial statements going forward. Therefore, the Company requests the Staff review the issue of consolidating the 51% owned South African joint venture and requests the Staff's concurrence with the Company's position that the consolidation of this joint venture subsidiary is appropriate.

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